EX-28.h.5.q

FEE WAIVER AND

EXPENSE ASSUMPTION AGREEMENT

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT made this      day of             , 20    , between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of the Institutional Class shares of the Dimensional Retirement Income Fund, Dimensional 2005 Target Date Retirement Income Fund, Dimensional 2010 Target Date Retirement Income Fund, Dimensional 2015 Target Date Retirement Income Fund, Dimensional 2020 Target Date Retirement Income Fund, Dimensional 2025 Target Date Retirement Income Fund, Dimensional 2030 Target Date Retirement Income Fund, Dimensional 2035 Target Date Retirement Income Fund, Dimensional 2040 Target Date Retirement Income Fund, Dimensional 2045 Target Date Retirement Income Fund, Dimensional 2050 Target Date Retirement Income Fund, Dimensional 2055 Target Date Retirement Income Fund and Dimensional 2060 Target Date Retirement Income Fund (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).

WHEREAS, Dimensional has entered into an Investment Management Agreement with the Fund, on behalf of the Portfolios, pursuant to which Dimensional provides various services for the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the expenses of Institutional Class shares of the Portfolios;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and Expense Assumption by Dimensional. With respect to the Institutional Class shares of each Portfolio, Dimensional agrees to waive its management fee and to assume the expenses of Institutional Class shares of the Portfolio (excluding the expenses the Portfolio incurs indirectly through investment in other investment companies managed by Dimensional) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of Institutional Class shares of the Portfolio to 0.06% of the average net assets of Institutional Class shares of the Portfolio on an annualized basis.

2.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

3.	Duration and Termination. This Agreement shall begin , 201 and shall continue in effect until , 201 for Institutional Class shares of each Portfolio, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for Institutional Class shares of a Portfolio, of its intention to terminate the Agreement for that class of the Portfolio. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:

Name:	Name:

Title:	Title:

Dated:

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